EXHIBIT 99.1

Skeena Gold & Silver Announces Results of Annual General Meeting and Management Changes

VANCOUVER, British Columbia, June 23, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce results of the Company’s Annual General Meeting of Shareholders (“AGM”) held in Vancouver, British Columbia, on June 22, 2026. Shareholders approved the reelection of all Directors and the Company’s Rolling Omnibus Incentive Plan. The number of Directors and the reappointment of KPMG LLP, Chartered Professional Accountants as auditor of the Company, were also approved by over 99% of shareholders who voted.

A total of 88,651,225 shares were voted, representing 71.5% of the common shares that were issued and outstanding at the record date for the AGM. Refer to Table 1 below for the detailed results of the votes for each Director.

Table 1: Detailed Voting Results for Re-Election of Board of Directors

Nominee	Votes For	Percentage For
Walter Coles	78,903,287	97.6%
Randy Reichert	80,734,175	99.8%
Craig Parry	62,581,664	77.4%
Suki Gill	74,452,502	92.1%
Greg Beard	68,967,394	85.3%
Nathalie Sajous	79,156,267	97.9%
Hansjoerg Plaggemars	50,458,477	62.4%

Management Appointment
Skeena is pleased to announce the appointment of Ryan Maloney as Vice President of Corporate Development and a member of the Executive Leadership Team, effective in the coming months. Ryan will be responsible for the Company’s corporate development activities, including corporate strategy, growth initiatives, strategic partnerships, capital allocation, and engagement with the capital markets.

Ryan brings more than 10 years of institutional capital markets experience to Skeena, having worked with many of the mining industry’s leading companies. Most recently, he served as Director, Mining Specialty Sales, Global Markets at BMO Capital Markets. Prior to BMO, Ryan held senior institutional equity sales positions at Desjardins Capital Markets and Sprott Capital Partners. He holds a Bachelor of Business Administration (Finance) from St. Francis Xavier University, graduating with Distinction.

Management Transition
After 10 years with Skeena, Justin Himmelright, Senior Vice President of External Affairs, will transition from the Executive Leadership Team to serve as a Strategic Advisor, effective July 1, 2026.

Justin has been instrumental in the development and execution of Skeena’s external affairs strategy and recently played a key role in securing British Columbia’s first Section 7 Impact Benefit Agreement. The agreement marked an important milestone in the permitting of the Eskay Creek Project and established a new framework for collaboration and reconciliation in the province.

In his role as Strategic Advisor, Justin will continue to support the Company on government relations, policy matters, stakeholder engagement, and First Nations relations. He will remain Skeena’s primary liaison with provincial, federal, and First Nation elected officials and will continue to represent the Company on the Board of the Mining Association of BC.

About Skeena

Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; statements relating to the intended use of proceeds from the Senior Secured Notes; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs; the geopolitical risks associated with contracting into regions or countries that are potential concentrate customers, including China; negative operating cash flow; circumstances that may result in a change of our use of proceeds from the Senior Secured Notes offering from our presently intended use; loss of investment; smelter terms being market dependent and less favorable in the future, negatively affecting project economics; the possible future restriction of export of certain minerals (especially critical minerals) to other jurisdictions, limiting the choice of smelters available to process our material; securities class action litigation; publication of inaccurate or unfavorable research about our business; the difficulty in enforcing U.S. judgments against us; risks relating to the Senior Secured Notes; and a lack of an active trading market for the Senior Secured Notes; environmental risks, title disputes, and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 24, 2026. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather, expectations regarding the continued validity of the Project’s permits and environmental assessment certificate, as well as potential outcomes of any related current or future legal challenges; and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, the AIF dated March 24, 2026 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.